Exhibit A

The Economic Department at the Tel-Aviv-Jaffa District Court

Civil Case 20170-04-16 Elron Electronic Industries Ltd vs. …	June 5, 2016

In front of the honorable Judge Ruth Ronen

Applicant	Elron Electronic Industry Ltd.
Vs.
The Defendants	…

Present:

Applicant's representative – Advocates Hanoch and Lazarov

The Official Receiver's representative – Adv. Hirshenzon

Protocol

Adv. Hanoch:

As of the application's submission date, the Company had $76 million in cash, since then there have been no significant changes. The amount is slightly different as the Company has executed some of the investments it was obliged to make. As of today, the amount is approximately $61 million, in accordance with the Company's budget. The distribution is $15 million.

The Company's current liabilities are approximately $3 million. There is a debt to the Company's subsidiary in the amount of $76 million; however the subsidiary has provided its explicit consent to the distribution. The subsidiary has no activity except for the capital notes.

The Company's off balance sheet's obligations derive from obligations to invest in investee companies. These are not necessarily subsidiaries.

The amount indicated in the application was reduced to some extent, as of today, since some of the investments were made.

Adv. Hirshenzon:

I have nothing further to add other than what was indicated in the Official Receiver's response.

Court Ruling

After I reviewed the application and its appendices and the Official Receiver's response including the annexed opinion, and following the clarifications made during the court hearing , I am of the opinion that the application should be approved and that the dividend distribution pursuant to Section 303 of the Companies Law, should be permitted

No expenses order shall apply.

Given and informed today, 05/06/2016, at the presence of those attending.

________________

Ruth Ronen, Judge